082-03470

ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22884016/1256/2259/2260

[redacted]

09046663

27th July, 2009

The Secretary
National Stock Exchange
of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Ltd.
7, Lyons Range
Kolkata 700 001

SUPPL

Dear Sirs,

<u>98th Annual General Meeting of the Company held on 24th July, 2009, at Kolkata</u>

We write to advise that all the resolutions placed at the 98th Annual General Meeting of the Company held on 24th July, 2009, in terms of the Notice dated 22nd May, 2009, have been passed by the Members.

Yours faithfully,
ITC Limited

(B. B. Chatterjee)
Executive Vice President &
Company Secretary

dlr 8/4

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg

ITC Limited

Registered Office :
Virginia House
37, J. L. Nehru Road, Kolkata-700071 India
Telephone : 91 33 22889371
Fax : 91 33 22881256/2256/2259/2260

27th July, 2009

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza,
Plot No. C-1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring
Rotunda Building, P.J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sirs,

<u>Secretarial Audit Report for the quarter ended 30th June, 2009</u>

In terms of the requirement under Circular No. D&CC/FITTC/CIR-16/2002 dated 31st December, 2002 of the Securities & Exchange Board of India, we enclose a copy of the Secretarial Audit Report dated 24th July, 2009, for the quarter ended 30th June, 2009, from M/s. Vinod Kothari & Co., Practising Company Secretary, in the prescribed format.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Sr. Deputy Secretary

Encl. as above

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

VINOD KOTHARI & COMPANY
Company Secretaries
1012 Krishna, 224 A J C Bose Road
Kolkata - 700 017 • India
Phone/fax : 91-33-22811276/22817715/22813742
e-mail : *vinod@vinodkothari.com*

SECRETARIAL AUDIT REPORT

1.	For Quarter Ended	: 30th June, 2009
2.	ISIN	: INE154A01025
3.	Face Value	: Re. 1/- per Ordinary Share
4.	Name of the Company	: ITC Limited
5.	Registered Office Address	: Virginia House 37 Jawaharlal Nehru Road Kolkata 700 071
6.	Correspondence Address	: Same as above
7.	Telephone & Fax Nos.	: 2288-6426/0034/9371 2288-2358 (Fax)
8.	E-mail address	: isc@itc.in
9.	Names of the Stock Exchanges where the Company's securities are listed	a) National Stock Exchange of India Ltd. (NSE) b) Bombay Stock Exchange Ltd. (BSE) c) The Calcutta Stock Exchange Association Ltd. (CSE)

		Number of shares	% of Total Issued Capital
10.	Issued Capital	377,43,99,560	100.00
11.	Listed Capital (Exchange-wise) *(as per Company records)*	377,29,55,095 (NSE) 377,43,99,560 (BSE) 377,43,99,560 (CSE)	99.96 (NSE) 100.00 (BSE) 100.00 (CSE)
12.	Held in dematerialised form in CDSL	3,14,64,482	0.84
13.	Held in dematerialised form in NSDL	241,15,33,643	63.89
14.	Physical	133,14,01,435	35.27

15. Total No. of shares (12+13+14) : 377,43,99,560 shares.

Vinod Kothari & Co Company Secretaries

VINOD KOTHARI & COMPANY
Company Secretaries
1012 Krishna, 224 A J C Bose Road
Kolkata - 700 017 • India
Phone/fax : 91-33-22811276/22817715/22813742
e-mail : *vinod@vinodkothari.com*

16. Reasons for difference if any, between (10 & 11), (11 & 15): : (i) 14,430 Ordinary Shares of Re. 1/- each (1,443 Ordinary Shares of Rs. 10/- each originally) issued and allotted in the physical form upon amalgamation of erstwhile ITC Hotels Limited with the Company have not been listed by NSE as these shares are subject matter of legal disputes, etc.

(ii) 14,30,035 Bonus Shares of Re. 1/- each issued and allotted by the Company in the physical form have not been listed by NSE as these shares are either kept in abeyance or are subject matter of legal disputes, etc.

17. Certifying the details of changes in share capital during the quarter under consideration as per Table below:

Particulars	No. of Shares	Applied/ Not applied for listing	Listed on Stock Exchanges (Specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In-principle approval pending from Stock Exchanges (Specify Names)
-	-	-	-	-	-	-

18. Register of Members is updated (Yes / No) : Yes

19. Reference of previous quarter with regards to excess dematerialised shares, if any : Not applicable

20. Has the company resolved the matter mentioned in point no. 19 above in current quarter ? If not. Reason why ? : Not applicable

21. Mention total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay : Nil

Vinod Kothari & Co. Company Secretaries

VINOD KOTHARI & COMPANY
Company Secretaries
1012 Krishna, 224 A J C Bose Road
Kolkata - 700 017 • India
Phone/fax : 91-33-22811276/22817715/22813742
e-mail : *vinod@vinodkothari.com*

22. Name, Telephone & Fax No. of Compliance officer of the Company	: Mr. Arun Bose* 2288-7043(D), 2288-426/0034 2288-2358 (Fax) ** Compliance Officer for share registration and related activities under SEBI (Registrars to an Issue and Share Transfer Agents) Regulations, 1993.*
23. Name, Address, Tel. & Fax No., Regn No. of the certifying CA/CS	: Vinod Kumar Kothari M/s Vinod Kothari & Company Company Secretaries 1012, Krishna Building 224, A.J.C. Bose Road Kolkata - 700 017 2281-7715/1276, 2281-3742(Fax) ACS No. 4718 COP No. 1391
24. Appointment of common agency for share registry work. If yes (name & address)	: In-house Share registration unit - Registered with SEBI as Category II Share Transfer Agent.
25. Any other detail that the CA/CS may like to provide (e.g. BIFR Company, delisting from Stock Exchange, company changed its name etc.)	: None.

Place : Kolkata
Date : 24/07/2009

(Vinod Kumar Kothari)
For Vinod Kothari & Co.
ACS No. 4718
COP No. 1391

ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22884016/1256/2259/2260

27th July, 2009

The Secretary
National Stock Exchange
of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sirs,

We enclose three copies of the Chairman's Speech on 'New Paradigm of Competitiveness – Positioning ITC for the Challenges of Tomorrow' delivered at the 98th Annual General Meeting of the Company held on 24th July, 2009.

Yours faithfully,
ITC Limited

(B. B. Chatterjee)
Executive Vice President &
Company Secretary

Encl. as above.

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg

ITC Limited
Enduring value

NEW PARADIGM OF COMPETITIVENESS

Positioning ITC for the Challenges of Tomorrow

Speech by the Chairman,
Shri Y.C. Deveshwar,
at the
Ninety-Eighth Annual General Meeting
on 24th July, 2009

Ladies and Gentlemen,

I have great pleasure in welcoming you to the 98th Annual General Meeting of your Company.

The year gone by has indeed been one of the most challenging for the world economy. The unprecedented financial crisis, acknowledged today as the worst since the Great Depression, has brutally shaken the foundations of some of the strongest economies in the world. Nearly 40 million jobs have been lost. Cumulative losses from bankruptcy, closures and failed businesses are pegged at trillions of dollars. Though Governments across continents have responded speedily and in rare unison, the path to recovery is expected to be long and arduous.

India has not been immune to this shock. While at the aggregate level, our country has displayed remarkable resilience sustaining relatively high growth rates, several sectors have been adversely impacted. Though there are signs today of a muted recovery, it is early days yet to signal a full-fledged revival.

Despite this pall of gloom that bears on us, there are reasons to remain optimistic and confident. India's inherent strengths provide a strong foundation to better withstand the aftermath of the downturn in the global economy. The recent election of a strong and stable Government, displaying the finest traditions of a vibrant

democracy, have also ignited new hopes and the expectation of a better tomorrow.

FINANCIAL PERFORMANCE

Despite the very difficult external economic environment, your Company delivered another year of steady performance. Gross Turnover for the year grew by **8.4% to Rs. 23143.53 crores.** Net Turnover at **Rs. 15388.11 crores grew by 10.3%** driven by a **robust 20% growth in the non-cigarette FMCG** businesses. The non-cigarette portfolio accounted for 51% of the Company's Net Turnover. **EBIDTA grew by 7.5% to Rs. 5393.47 crores,** while Post-tax profit at Rs. 3263.59 crores registered a growth of 4.6%. Cash flows from Operations touched an all time high of Rs. 4706 crores.

Your Company's **creation of national assets in agriculture, manufacturing and services** has helped build a secure future for the Company, its stakeholders and the nation. With your valued support, your Company has invested in the businesses of the future based on strong capabilities in R&D, innovation and technology. Strengthened by robust farmer relationships, world-class manufacturing practices, and a rich lineage of branding, trade marketing and distribution, your Company is moving purposefully ahead to continuously create superior value for all its stakeholders.

THE CHALLENGES OF DEVELOPMENT

The recent global financial meltdown is indeed an important wake up call for the world economy. It is more than evident today that Economic Growth and Sustainable Development are not necessarily the same thing. The last century and a half, since the Industrial Revolution, has witnessed unparalleled material development. Unfortunately, such material development has come at a significant cost.

It is indeed a tragedy that more than half of the global population is still plagued by the worst forms of poverty, hunger and disease. A UNDP Report prepared a few years ago, pointed out that 10% of the richest adults in the world own as much as 85% of the world's household wealth, while the bottom 50% have to contend with only 1% of household wealth. These widening income inequities are indeed a source of widespread discontent and social alienation. The spectre of social unrest and terrorism threaten every corner of the world today. This divide is of even more concern to developing nations. With large numbers of people living on the edge of despair and insecurity, these disparities make them extremely vulnerable and create unstable societies.

Aggravating these inequities is the tremendous strain imposed on nature's life support systems.

For decades, the growth process has paid scant attention to replenishing the rich natural resources inherited over many generations. As a consequence, in less than half a century, the world has lost a fourth of its topsoil and a third of its forest cover. In the last 35 years alone, a third of global bio-diversity was forfeited. Scientific evidence today confirms that humanity's demand on the planet's living resources now exceeds its regenerative capacity by a wide margin. It now takes the Earth one year and four months to regenerate resources used in a single year. And if this continues apace, the equivalent of two Earths will be needed to support humanity's resource requirements by mid 2030s. **The current global economic model is therefore clearly unsustainable.**

Indeed, the world has been living far beyond its means. And in the process, the future has been seriously compromised. The global economic model has perpetuated a system of rewards that focuses only on the generation of financial returns. In such an environment, the source of competitiveness for business is derived from a relatively narrow purpose of expanding consumer franchise and enhancing shareholder value. Conventional Balance Sheets and Profit & Loss Statements also do not take into account the cost burden of social inequities and ecological destruction. Unfortunately, such an approach has

left a deferred cost burden to be borne by society and future generations. And that cost is today spiraling out of control, threatening future economic progress.

GLOBAL WARMING: THE MOTHER OF ALL CHALLENGES

Even as societies grapple with these challenges, the world is today confronted with yet another impending catastrophe. This relates to the phenomenon of **global warming and climate change.** Scientific evidence available today not only confirm the acceleration of global warming, but warn that an increase beyond 2 degrees would trigger an irreversible "tipping point", exposing the planet to unmitigated disaster. Global warming exacerbates the challenges of poverty and environmental degradation and together they pose a threat of far reaching consequences to societies around the world.

In less than six months from now, delegations from more than 180 countries will converge in Copenhagen for the 15th Conference of Parties of the United Nations Framework Convention on Climate Change. The mandate is to discuss the long-term co-operation architecture post the Kyoto Protocol. More than 10,000 people comprising Government leaders, experts, non-governmental organisations and representatives of business will pool their minds

to find solutions to combat this critical problem facing the global community. Indeed, for once, the world has been unified by a common global threat, bringing home the reality that we have one planet to live together or perish together.

The stakes are unfortunately very high for developing nations like India. Global warming transcends geographical and political borders and does not distinguish between the rich and poor. However, its impact can be particularly severe for poorer nations. The large numbers of people living below the poverty line are particularly vulnerable to natural disasters. Agriculture, the mainstay for developing economies, is far more susceptible to climate-induced disasters. The recent occurrence of extreme events in India is a forbearer of this warning. The frequent occurrence of heat waves, droughts and floods only signal that global warming is no longer an issue of the future. It is impacting us here and now.

There is hope that solutions will be found in Copenhagen in the best traditions of international co-operation. The fact that advanced nations have largely contributed to the current problems of global warming is no longer an issue of debate. A recent study by HSBC Global Research states that at least 60% of historical CO_2 emissions have been generated by the industrialised world. Yet, advanced nations persist in their contention

that developing countries take on mandatory cuts in emissions, disregarding the huge developmental requirements of poorer nations. In addition, measures such as carbon taxes are also being contemplated on imports from countries that are not subject to mandatory emission cuts.

One way or the other, the post Copenhagen era will bring in new challenges – **challenges that can significantly change the context of competitiveness for business.** Emission reduction targets in developed nations will invariably get translated through their businesses. This would eventually incentivise businesses in those countries to adopt low carbon strategies. Moreover, growing environmental concerns of consumers and the "greening" of business by responsible corporations will also compel products and supply chains to become more carbon-sensitive. In addition, buyer preferences and increasing non-tariff barriers flowing from environmental concerns will progressively force a low carbon regime on businesses across the world.

This will create new competitive pressures on business. No longer will cost, quality and efficiency be the only factors determining competitiveness. **The ability of a business corporation to adopt low carbon operations as well as sustainable business practices will be one of the key determinants of competitiveness in the years to come.**

A NEW PARADIGM OF COMPETITIVENESS

This impending reality will progressively change the rules of the game. It requires businesses to shape a totally new paradigm of competitiveness. A strategic shift that will require businesses to build capabilities to address the stringent demands of a low carbon global business environment. For a country like India with millions below the poverty line, and nearly 12 million people entering the job market every year, **a competitive low carbon strategy of growth will also have to generate incremental employment and livelihoods. Therefore, for Indian business, this new paradigm of competitiveness will not only require the creation of "green businesses", but also the generation of "green livelihoods".**

In the years ahead, a heightened level of consumer concern and greater social awareness will compel businesses to demonstrate their response to a low carbon regime through their products and practices. It is, therefore, entirely in the enlightened self-interest of business to integrate this new paradigm in their business strategies. **Going forward, competitiveness and profitability will be increasingly linked to the ability of business to make carbon reduction and the creation of sustainable livelihoods an integral part of their value proposition to consumers.**

It is my belief that **Innovation, Incentivisation and Inclusiveness hold the key to crafting this new dimension of competitiveness.** *Innovation* in technology, processes, and business models that enable achievement of a low carbon high-growth economy. *Incentives* that encourage and reward the adoption of corporate strategies which go beyond the traditional frontiers of the market to achieve a larger societal contribution. *Inclusiveness* in aligning all forces be it public, private and people partnerships, or the power of supportive fiscal policies, financial initiatives, and market institutions to achieve a common shared goal.

With this broad strategic approach, let me now turn to the challenges and opportunities that lie ahead in those sectors of the economy where your Company has significant presence. I will also highlight how your Company has been progressively positioning itself by building a new paradigm of competitiveness to meet the challenges of tomorrow.

New Paradigm of Competitiveness: Sustainable Agriculture & Rural Livelihoods

India's rural sector is home to almost two-thirds of our population. The agricultural sector is the primary source of livelihood for 52% of India's workforce. Yet, this sector contributes barely 17% of the country's GDP. Fragmented and

small sized land holdings, low productivity, inadequate infrastructure and poor last mile connectivity create a vicious cycle of low incomes and low investments, aggravating the challenge of rural poverty. Yields are woefully low, and despite possessing one of the largest tracts of arable land, total agricultural output is far below potential. Even with such low productivity, wastages are rampant due to inefficient infrastructure and weak market linkages.

It is obvious that by enhancing competitiveness of rural India, strong force multipliers can be unleashed to significantly alter the economic landscape of the future. To my mind, the drivers of this change lie in the following:

- First, **to increase productivity through sustainable agricultural practices.** This will require customised extension services to regenerate and enrich land fertility, enable better usage of scarce water resources and adopt best practices in crop management. A new thrust in R&D for development of agri-inputs, new varieties of seeds and climate resistant crops will secure sustained competitiveness;

- Second, **to significantly enhance post-harvest management** by creating efficient market linkages, building rural infrastructure and supporting the development of the

value-added processed food sector. This will also contribute to reducing wastages in agriculture.

- Third, to utilise surplus land, released as a result of higher productivity, for other **diversified economic activity utilising renewable raw materials**. These include new opportunities for creating sustainable livelihoods in value-chains related to **Food, Fuel, Feed and Fibre** as well as in **Cosmetic and Curative Lifestyle segments.**

The focused efforts of the Government in building rural infrastructure and livelihoods through initiatives such as the Bharat Nirman and NREGA hold the promise of rapid rural transformation. Improved infrastructure and growing employment opportunities will progressively raise rural incomes and purchasing power. Indeed, these are the **new markets of tomorrow**.

You will be happy to know that **ITC's deep engagement in rural India, nurtured over several years now, have built unique sources of competitive advantage for your Company.** The enduring trust built with rural communities has positioned your Company to take advantage of the opportunities inherent in these growth markets.

As you know, your Company's **e-Choupal** network, that leverages Information Technology

to empower farmers, is globally acknowledged for its contribution to the development of rural communities in India. Your Company's rich repertoire of agri-based interventions today not only addresses the core needs of farmers in terms of infrastructure, connectivity, price discovery and market access, but also provide a significant boost to farm productivity through extension services and research based agri-inputs. Initiatives like the '**Choupal Pradarshan Khet**' bring sustainable agricultural best practices to farmers and have demonstrated significant productivity gains. These interventions have helped transform village communities into vibrant economic organisations, by enhancing incomes and co-creating markets.

As of now, **ITC's e-Choupals serve 40,000 villages and 4 million farmers**, making it the **world's largest rural digital infrastructure.** This extensive network also provides **a unique source of competitiveness to your Company's Packaged Foods Business**, through its efficient supply chain and identity preserved procurement. It also strengthens your Company's competitiveness in servicing the demands of international buyers who demand agri-products based on sustainable agricultural practices with associated stringent traceabilty assurance.

The e-Choupal Infrastructure also enables an efficient two-way flow of goods in and out of the

villages. Apart from your Company's FMCG products, almost 70 other companies also ride this unique channel to offer rural consumers a wide spectrum of choice in a cost-effective manner. Recognising the growing role of chemical free fertilisers in sustainable agriculture, your Company has launched **organic based farm inputs** for integrated farm management. The neem-based branded Organic manures such as **'Wellgro Soil'**, **'Wellgro Crops'** and **'Wellgro Grains'** have already gained wide acceptance for their superior efficacy in soil nutrition and crop management.

I am convinced that sustained competitiveness for the future requires a deeper focus on Research & Development. In line with this belief, your Company has set up **a dedicated state-of-the-art R&D Centre** in Hyderabad with a focus on agri-sciences. It will engage in several competency areas such as Plant Breeding and Genetics, Agronomy, Microbiology, Molecular Biology and Silviculture.

Your Company's engagement with rural India is much broader and encompasses the creation of sustainable livelihoods through creation of community assets. Recognising the vital role of irrigation in supporting sustainable agriculture, **ITC's Integrated Watershed Development initiative** has helped create freshwater potential covering **over 46,000 hectares in water-stressed areas**. In addition, your Company's **integrated**

animal husbandry services have reached out to over **3,00,000 milch animals** creating avenues for non-farm based livelihoods. Nearly **2,00,000 children** attend our rural **supplementary education** centres, and **20,000 women entrepreneurs** have been created through 1000 self-help groups. The goodwill created by your Company's contribution to the well-being of rural communities will translate, over time, to loyal consumer franchise for ITC's goods and services and hence contribute to creating growing shareholder value.

The enduring appeal and competitiveness of your Company's business model lies in its ability to assist in the creation of markets by enhancing rural incomes before serving them to meet the commercial interests of its shareholders.

New Paradigm of Competitiveness: Agro-Forestry and Natural Resource Augmentation

That brings me to another important constituent of the national agenda – the challenge of depleting natural resources, and the imperative need for business to create sustainable sources of raw materials in their quest for higher growth.

With 17% of the world's population, India has only 4% of fresh water resources and 1% of global forest resources. Coupled with the degradation triggered by economic growth and

the effects of global warming, scarce natural resources will seriously limit the frontiers of future growth. **It is obvious that longer-term competitiveness necessitates a far larger effort to augment and replenish the scarce natural capital at our disposal.**

The Government has announced an ambitious National Action Plan on Climate Change which envisages several National Missions towards this objective. The Mission for a "Green India" and the National Water Mission, in conjunction with schemes like NREGA can certainly enable a new dimension of sustainable growth that also enhances livelihood creation.

In the coming years, stringent environmental regulations and civil society pressures will force businesses to integrate environmentally sustainable practices more comprehensively in their operations. The costs of compliance will go up significantly for those who pay scant attention to this vital area. On the flip side, addressing this challenge through innovative business strategies can shape a new paradigm of competitiveness with substantial benefits over time. This is aptly demonstrated by the experience of your Company in promoting social and farm forestry.

You are aware that ITC's Paperboards business is critically dependent on wood pulp for raw material. This requires long-term access to

sustainable and cost-effective source of fibre supply. Many years ago, your Company took a strategic decision to source its fibre by mobilising tribals to plant trees on their private wastelands and encouraging small and marginal farmers to undertake farm forestry programmes in the economic vicinity of the mill. This strategy implied longer years of gestation, substantial investment, considerable uncertainty and risk. By investing in an aggressive clonal propagation programme your Company developed high-yielding disease resistant clones that have significantly improved yields and shrunk harvesting cycles, thereby gaining wide acceptance by the farming community. Today this programme **covers nearly 96,000 hectares and has provided over 43 million person-days of sustainable livelihoods** amongst the weakest sections of our society.

Your Company could have taken the easier route by importing pulp given the low import duty regime. However, adopting a more challenging route has, over time, contributed more significantly to your Company's competitiveness and the sustainability of its operations. **As a result, your Company has emerged as the acknowledged market leader in the Paperboards segment. It is indeed a matter of pride that the entire source of hardwood pulp is today derived from renewable social and farm forestry operations.**

Your Company's Paperboards and Specialty Paper business has recently secured, through a rigorous process of qualification, **membership of the Global Forest Trade Network of the WWF.** This endorsement of your Company's procurement of pulpwood from sustainable forestry will strengthen its green credentials and add to its competitiveness in a carbon sensitive economy of the future.

The strategy to promote sustainable plantations has also enabled your Company to gain from the international carbon market mechanism. You will be happy to know that **ITC's Social Forestry project in the Khammam District of Andhra Pradesh has received CDM registration making it the only large-scale forestry project in India, and the second after China, to receive carbon credits.** Your Company will share the benefits of these carbon credits with the participating tribals and farmers, thereby leveraging a completely new opportunity emerging out of the international carbon markets to supplement their modest incomes.

Your Company's green business model has also yielded other additional benefits. A leading global manufacturer of mobile phones has chosen your Company's paperboards and packaging given the strong green credentials. This indeed exemplifies a unique source of competitiveness derived from your Company's green commitment.

ITC's Education and Stationery Products Business has recently launched the **'Paperkraft'** brand of premium business paper as the greenest paper in India, which not only uses pulp sourced from renewable plantations but is also produced with cutting edge ozone bleached elemental chlorine free technology. Several responsible corporate houses have already exercised their preference for the Paperkraft business paper. **Such expressions of buyer preference will increasingly drive companies to adopt green practices contributing to a low carbon economy. Many more companies in the future would also resort to green buying as a measure of reducing their own carbon footprint. The Government can also encourage this process significantly by mandating a preference for such green procurement.**

For a country like India, a new thrust on Agro-Forestry can contribute significantly to climate change mitigation. Afforestation not only creates an effective carbon sink, but also lends itself to multiple commercial applications. In the process, it also generates large numbers of sustainable livelihoods. You will recall that, in the AGM last year, I had extensively deliberated on this subject.

Unfortunately, policies do not necessarily incentivise agro-forestry despite its multiple benefits. While there are regulations in place to

stop the felling of trees, there is none to promote the growing of trees. Renewable plantations can immensely help in creating an incremental carbon sink since larger usage of wood for construction, furniture and lifestyle products will go towards enlarging the inventory for captured carbon. Instead, a lower regime of customs duties is only helping the export of plantation related jobs. Similarly, import of wood products deny the generation of livelihoods within the country. Policy initiatives in this area therefore need to secure a larger opportunity for low carbon based economic growth and creation of green livelihoods.

New Paradigm of Competitiveness: Manufacturing Competitiveness through Clean Energy and Energy Efficiency

That brings me to another area of critical concern related to climate change. Globally, energy constitutes the largest source of emissions contributing to global warming. India's challenge here is manifold. On the one hand, energy consumption needs to increase to fulfill India's developmental requirements as well as enlarge employment and income opportunities. On the other, affordable clean energy solutions are required to create a cost competitive low carbon economic environment. A larger emphasis on renewable sources is therefore imperative.

The National Action Plan on Climate Change has launched several Missions to address this extremely challenging task. The National Missions on Solar Energy, Enhanced Energy Efficiency, and Sustainable Habitats contain specific measures to move towards a low carbon strategy of growth. A huge task of this dimension necessitates differentiated responsibilities towards achieving a shared goal of drastic carbon reduction. At the global level, Governmental efforts are focused on securing affordable clean energy, strengthening carbon market mechanisms and exploring other multilateral funding options for adaptation and mitigation. At the national level, business and industry will need to play a major role by adopting an aggressive carbon reduction strategy.

The new paradigm of competitiveness makes it incumbent on businesses to progressively reduce its overall carbon footprint. Sustained manufacturing competitiveness will require an aggressive strategy to reduce specific energy consumption. Demand side management of energy needs to focus on investments in green buildings, energy efficient lighting and appliances, building insulation and so on. Dependence on fossil fuel based energy must be progressively reduced in favour of renewable energy options, which need to be made more competitive through innovation.

It is indeed a matter of pride that a conscious strategy to shrink your Company's carbon footprint has today positioned it more securely for the carbon sensitive economy of the future. Energy efficiency practices of your Company have resulted in achieving world-class standards of energy utilisation in several units. Through a rigorous process of audits supported by benchmarking, specific energy consumption has been reduced year on year. These annual reductions ranging from 4 to 14% encompass both manufacturing facilities as well as your Company's hotels.

These carbon reduction measures have enabled your Company to register **8 projects under the Clean Development Mechanism** of the Kyoto Protocol, including the one on Social Forestry. Apart from earning carbon credits, your Company has more importantly demonstrated world-class practices in energy conservation. It is a matter of singular distinction that **ITC Sonar in Kolkata is the first hotel in the world to earn carbon credits. ITC Green Centre in Gurgaon** is the world's first largest green building with a **LEED Platinum rating**. This distinction brought the **US Secretary of State Hillary Clinton to visit the ITC Green Centre** as a symbol of green collaboration between the United States and India. She said that this green building is a "monument to the future".

In keeping with its commitment to utilise an increasing component of renewable energy, over 30% of the total energy consumed by your Company today is from renewable sources and carbon neutral fuels. ITC has set up a 14 MW **wind energy** facility to provide power to its packaging unit in Chennai. Additional investments in wind energy, totaling over 25 MW, are in the process of implementation to supplement the power requirements of ITC's Hotels in Mumbai and Chennai. In addition, your Company is installing a green boiler at its Paper unit that will use internally generated wood waste as an input. This will not only help in replacing fossil fuels with renewable sources but also generate substantial savings from the utilisation of biomass waste. On implementation of these projects, together with the continued utilisation of co-generation, your Company will have created new benchmarks in Renewable Energy use and Energy Efficiency.

Your Company also turned **solid waste recycling positive** during the year. ITC not only recycled almost all the solid wastes generated by its units but also procured and recycled over 125,000 tonnes of waste paper. ITC's Wealth Out of Waste initiative (WOW) has established an efficient collection and recycling chain, targeting large sources of aggregation such as schools, offices, residential colonies and apartments. This initiative

contributes to a cleaner environment and also serves as an important source of long-term cost competitiveness for the business.

The strengthening of the 'green capacity' of your Company, with all the initiatives I have outlined, positions it with an additional source of competitive advantage in the carbon sensitive global economy of tomorrow.

NEW PARADIGM OF DEVELOPMENT AND COMPETITIVENESS: ALIGNING FORCES

The demands on businesses today to achieve a low carbon growth strategy that is also sustainable and inclusive, often makes it a tall order to follow. The primary reason is that markets seldom reward such long-term endeavours. Markets, as they are constructed today, are attuned primarily to reward financial performance irrespective of its carbon efficiency or capability to create sustainable and inclusive growth.

As recent global events have shown, markets on their own cannot be expected to deliver the imperatives of sustainable development. Therefore, it is time to craft a new path that places a premium on sustainable development. This obviously requires a completely new set of drivers and an enabling institutional framework. To my mind, it is no longer a matter of choice. No single organ of society, be it the Government

or Business, can meet the challenges on its own. These challenges can only be met by all sections of society joining hands to build a new paradigm of development. A new paradigm that creates new market drivers to propel sustainable growth strategies.

To my mind, there are two important drivers that will enable a paradigm change:

- First and foremost is **the imperative need to align policies and regulations to encourage the conduct of business in a manner that results in the achievement of a positive carbon footprint and also supports the creation of societal capital**. If differentiated and preferential incentives, in the form of fiscal and financial benefits, were to flow to companies with sustainable business practices, powerful market drivers would emerge to support such endeavours of companies.

- The second issue relates to a theme I had discussed in my AGM Speech in 2007 on 'Making Markets work for CSR'. I had mentioned then that the most potent force that can trigger a complete rethink of corporate strategy and bring about transformational change lies in the power of the civil society. I am convinced that **civil society, by exercising their consumer**

franchise in favour of sustainable enterprises, can unleash a powerful force of market incentives to reward sustainable practices. Consumer preference for such responsible conduct will translate the commitments and investments made in building societal capital into financial rewards.

An aware civil society can therefore drive the creation of a market for responsible sustainability practices. However, such a market can only come about through **enhanced education and heightened awareness.** Particularly, awareness of the power that civil society can wield as **Responsible Consumers and Investors.** For this to happen, a credible system of information must be made available to consumers so that they are able to make an informed and responsible choice.

Financial Auditors and Credit Rating Agencies evaluate companies on their financial strengths and make such information available so that investors are able to make informed choices. Similarly, **it is important to create a system of measurement and rating to evaluate a company's ecological and social impact.** These ratings could be displayed on products and services enabling civil society to make an informed choice in favour of companies that demonstrate sustainable business practices. I have, in the earlier AGM Speech, referred to these ratings as 'Trustmarks'.

By creating a market for responsible sustainability practices, a new paradigm of development can emerge with companies leading the effort to ensure a larger contribution to societal goals. This will progressively create higher stakeholder value by also making businesses more sustainable and societies more stable and inclusive. A beginning can be made by enlarging Corporate Governance codes requiring companies to make voluntary disclosures of their sustainability practices with reputed third party verification. Over time, this requirement can become mandatory for all companies beyond a threshold size, irrespective of whether they are listed or not. This will bring about transparency and focus attention on the Triple Bottom Line performance of companies.

CREATING A BUSINESS FOR THE FUTURE

Many years ago, your Company took a conscious decision to voluntarily adopt practices that would enlarge its contribution to the nation. In the process we also fashioned corporate strategies that have built a new paradigm of competitiveness by synergising larger societal objectives in our business operations. **This conscious strategy adopted by your Company to attain a leadership position in sustainable business practices have prepared us to decisively meet the challenges of tomorrow.**

It therefore gives me immense pride in stating to you, once again, that ITC's exemplary sustainability initiatives **continue to make it the only company in the world**, of its size and diversity, to achieve the 3 major global environmental milestones of being **"carbon positive"**, **"water positive"** and now **"solid waste recycling positive"**. For seven years in a row, your Company has been a 'water positive' organisation, harvesting twice the rainwater potential than that consumed by its operations. ITC has also been 'carbon positive' for the last four years, sequestering twice the carbon it emits. In addition, your Company has contributed to the **creation of sustainable livelihoods for over 5 million people**, many of whom represent the weakest sections in rural India.

You can take justifiable pride that your Company is acknowledged as an exemplar in Triple Bottom Line performance. Many an international award has been bestowed on your Company for its outstanding record on sustainability practices. The Board of your Company is committed to making further progress in this direction. A sub-committee of the Board has been charged with the responsibility to provide strategic guidance to strengthen your Company's sustainability practices.

It is my belief that, by embedding larger sustainability goals in its business strategies,

your Company has consciously invested in the future. A promising future, by creating competitive and sustainable businesses of tomorrow that will continue to enhance long-term Stakeholder Value.

I would like to take this opportunity to once again acknowledge the immense contribution made by the employees of your Company through their dedication and commitment. On their behalf, I seek your continued support, as always.

Thank you, Ladies and Gentlemen.

The **ECF Hibrite** paper used
in this Booklet is a product of your Company's
Paperboards & Specialty Papers Division.

ITC Limited

Enduring value

www.itcportal.com

ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22884016/1256/2259/2260

27th July, 2009

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza,
Plot No. C-1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sir,

Appointment of Auditor

We write to advise that at the 98th Annual General Meeting (AGM) held on 24th July, 2009, Messrs. Deloitte Haskins and Sells, Chartered Accountants, have been appointed as Auditors of the Company. The following Special Resolution was passed:

"Resolved that Messrs. Deloitte Haskins & Sells, Chartered Accountants, be and are hereby appointed as the Auditors of the Company to hold such office until the conclusion of the next Annual General Meeting to conduct the audit at a remuneration of Rs. 135,00,000/- payable in one or more instalments plus service tax as applicable, and reimbursement of out-of-pocket expenses incurred."

In the context of the above, we would like to draw your attention that the erstwhile Auditors, Messrs. A. F. Ferguson & Co., Chartered Accountants, had expressed that they would not like to offer themselves for re-appointment as Auditors at the aforesaid AGM.

This is for your information and records.

Yours faithfully,
ITC Limited

(B. B. Chatterjee)
Executive Vice President &
Company Secretary

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg